FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                         For the Month of August, 2004
                        Commission File Number: 33-99284


                                STENA AB (PUBL)
                (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934:    Yes.....................                   No...................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-. ........................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Stena AB (Publ)

Date:  August 30, 2004                    By:   /s/ Svante Carlsson

                                          Name:   Svante Carlsson
                                          Title:  Chief Financial Officer and
                                                  Executive Vice President

                     Stena AB and Consolidated Subsidiaries


                           Forward-looking statements

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-    changes in general economic and business conditions;

-    changes in laws and regulations;

-    changes in currency exchange rates and interest rates;

-    risks inherent in vessel operations, including discharge of pollutants;

-    introduction of competing products by other companies;

-    changes in trading or travel patterns;

- increases of costs of operations or the inability to meet efficiency and cost reduction objectives;

-    changes in our business strategy; and

- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.




Table of Contents                                                         Page


CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
         the three month periods ended June 30, 2003 and June 30, 2004      3
         the six month periods ended June 30, 2003 and June 30, 2004        4

Condensed Consolidated Balance Sheets as of
         December 31, 2003 and June 30, 2004                                5

Condensed Consolidated Statements of Cash Flow for
         the six month periods ended June 30, 2003 and June 30, 2004        6

Notes to Condensed Consolidated Financial Statements                       7-10

OPERATING AND FINANCIAL REVIEW                                            11-24


                     Stena AB and Consolidated Subsidiaries


                    Condensed Consolidated Income Statements




                                                          Three month periods ended
                                                      June 30, 2003      June 30, 2004
                                                           SEK          SEK         $
                                                                     (in millions)


Revenues:
Ferry operations.......................................    2,275      2,344       312
Drilling...............................................      404        366        49
Shipping...............................................      590        743        99
      Net gain on sale of vessels......................        5        199        26
      Total shipping...................................      595        942       125
Property...............................................      235        242        32
       Net gain on sale of properties..................       66         37         5
                                                         -------    -------     -----
       Total property..................................      301        279        37
Other..................................................        5        355        47
                                                         -------    -------     -----
Total revenues.........................................    3,580      4,286       570
                                                         -------    -------     -----

Direct operating expenses:
Ferry operations.......................................   (1,669)    (1,734)     (231)
Drilling...............................................     (193)      (221)      (29)
Shipping...............................................     (442)      (507)      (67)
Property...............................................     (103)       (96)      (13)
Other..................................................       --       (309)      (41)
                                                         -------    -------     -----
Total direct operating expenses........................   (2,407)    (2,867)     (381)
                                                         -------    -------     -----

Selling and administrative expenses....................    (376)       (435)      (58)
Depreciation and amortization..........................    (419)       (422)      (56)
                                                         -------    -------     -----

Total operating expenses...............................  (3,202)     (3,724)     (495)
                                                         -------    -------     -----

Income from operations.................................     378         562        75
                                                         -------    -------     -----

Share of affiliated companies' results.................      --           8         1
                                                         -------    -------     -----

Financial income and expense:
Dividends received.....................................      37          26         3
Gain (loss) on securities, net.........................      61         195        26
Interest income........................................      20          27         4
Interest expense.......................................    (226)       (229)      (31)
Foreign exchange gains (losses), net...................      --           2        --
Other financial income (expense), net..................     (23)         88        12
                                                         -------    -------     -----

Total financial income and expense.....................    (131)        109        14
                                                         -------    -------     -----

Minority interest......................................       1          (2)       --

Income before taxes....................................     248         677        90

Income taxes...........................................     (14)       (144)      (19)
                                                         -------    -------     -----

Net income.............................................     234         533        71
                                                         =======    =======     =====

                     Stena AB and Consolidated Subsidiaries



                    Condensed Consolidated Income Statements


                                                        Three month periods ended
                                                     June 30, 2003     June 30, 2004
                                                            SEK         SEK        $
                                                                   (in millions)

Revenues:
Ferry operations.......................................    3,852      3,967       527
Drilling...............................................      844        707        94
Shipping...............................................    1,154      1,540       205
         Net gain on sale of vessels...................       65        265        35
                                                         -------    -------     -----
         Total shipping................................    1,219      1,805       240
Property...............................................      467        472        63
         Net gain on sale of properties................       64         57         8
                                                         -------    -------     -----
         Total property................................      531        529        71
Other..................................................        5        355        47
                                                         -------    -------     -----
Total revenues.........................................    6,451      7,363       979
                                                         -------    -------     -----

Direct operating expenses:
Ferry operations.......................................   (3,093)    (3,102)     (412)
Drilling...............................................     (414)      (430)      (57)
Shipping...............................................     (833)      (960)     (128)
Property...............................................     (210)      (206)      (27)
Other..................................................       --       (309)      (41)
                                                         -------    -------     -----
Total direct operating expenses........................   (4,550)    (5,007)     (665)
                                                         -------    -------     -----

Selling and administrative expenses....................     (734)      (803)     (107)
Depreciation and amortization..........................     (839)      (813)     (108)
                                                         -------    -------     -----

Total operating expenses...............................   (6,123)    (6,623)     (880)
                                                         -------    -------     -----

Income from operations.................................      328        740        99
                                                         -------    -------     -----

Share of affiliated companies' results.................       --          8         1
                                                         -------    -------     -----

Financial income and expense:
Dividends received.....................................       39         30         4
Gain (loss) on securities, net.........................       49        272        36
Interest income........................................       47         47         6
Interest expense.......................................    (455)       (430)      (57)
Foreign exchange gains (losses), net...................        2          9         1
Other financial income (expense), net..................       42        149        20
                                                         -------    -------     -----

Total financial income and expense.....................    (276)         77        10
                                                         -------    -------     -----

Minority interest......................................        2         (2)        --

Income before taxes....................................       54        823       110

Income taxes...........................................       44       (124)      (17)
                                                         -------    -------     -----

Net income.............................................       98        699        93
                                                         =======    =======     =====


                     Stena AB and Consolidated Subsidiaries



                     Condensed Consolidated Balance Sheets


                                                                       December 31, 2003      June 30, 2004
                                                                                    SEK       SEK         $
                                                                                 (in millions)

                                     ASSETS

Noncurrent assets:
Intangible assets...............................................                     11        343        45
Tangible fixed assets:
  Vessels.......................................................                 13,208     14,725     1,957
  Construction in progress......................................                    589        238        32
  Equipment.....................................................                    592        607        81
  Property......................................................                  7,625      8,502     1,130
                                                                                 ------     ------     -----
Total tangible fixed assets.....................................                 22,014     24,072     3,200
                                                                                 ------     ------     -----

Financial fixed assets:
  Investments in affiliated companies...........................                     --        966       128
  Marketable securities.........................................                  2,522      2,391       318
  Other assets..................................................                    861      1,017       135
                                                                                 ------     ------     -----
Total financial fixed assets....................................                  3,383      4,374       581
Total noncurrent assets.........................................                 25,408     28,789     3,826
                                                                                 ------     ------     -----
Current assets:
  Inventories...................................................                    235        340        45
  Trade debtors.................................................                    895      1,221       162
  Other receivables.............................................                    673        863       115
  Prepaid expenses and accrued income...........................                    870      1,206       160
  Short-term investments........................................                    328        645        86
  Cash and cash equivalents.....................................                  1,718      1,304       173
                                                                                 ------     ------     -----
Total current assets............................................                  4,719      5,579       741
                                                                                 ------     ------     -----
Total assets....................................................                 30,127     34,368     4,567
                                                                                 ======     ======     =====


                            STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,465     12,238     1,626
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 11,470     12,243     1,627
                                                                                 ------     ------     -----
Provisions:
  Deferred income taxes.........................................                    961      1,159       154
  Other.........................................................                    186        117        16
                                                                                 ------     ------     -----
Total provisions................................................                  1,147      1,276       170
                                                                                 ------     ------     -----
Noncurrent liabilities:
  Long-term debt................................................                 10,423     12,492     1,660
  Senior notes..................................................                  2,699      2,823       375
  Capitalized lease obligations.................................                  1,329      1,353       180
  Other noncurrent liabilities..................................                    174        183        24
                                                                                 ------     ------     -----
Total noncurrent liabilities....................................                 14,625     16,851     2,239
                                                                                 ------     ------     -----
Current liabilities:
  Short-term debt...............................................                    331        516        69
  Capitalized lease obligations.................................                     44         42         5
  Trade accounts payable........................................                    436        666        88
  Income tax payable............................................                     31         27         4
  Other.........................................................                    323        420        56
  Accrued costs and prepaid income..............................                  1,720      2,327       309
                                                                                 ------     ------     -----
Total current liabilities.......................................                  2,885      3,998       531
                                                                                 ------     ------     -----
Total stockholders' equity and liabilities......................                 30,127     34,368     4,567
                                                                                 ======     ======     =====

                     Stena AB and Consolidated Subsidiaries


                 Condensed Consolidated Statements of Cash Flow


                                                                               Six month periods ended
                                                                          June 30, 2003       June 30, 2004
                                                                                    SEK       SEK         $
                                                                                   (in millions)

Net cash flows from operating activities:
Net income (loss)...............................................                     98        699        93
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    839        813       108
Share of affiliated companies' results..........................                     --         (8)       (1)
(Gain)/loss on sale of property, vessels and equipment..........                   (129)      (323)      (43)
(Gain)/loss on securities, net..................................                    (49)      (272)      (36)
Unrealized foreign exchange (gains) losses......................                    (65)      (155)      (21)
Deferred income taxes...........................................                    (60)       104        14
Minority interest...............................................                     (2)         2        --
Other non cash items............................................                     43       (122)      (16)
Net cash flows from trading securities..........................                   (242)      (264)      (35)
Changes in assets and liabilities, net of effects of
   purchase of subsidiaries:
Receivables.....................................................                    284       (464)      (62)
Prepaid expenses and accrued income.............................                   (215)      (288)      (38)
Inventories.....................................................                    (23)       (66)       (9)
Trade accounts payable..........................................                    (47)       183        24
Accrued costs and prepaid income................................                    302        551        73
Income tax payable..............................................                    (26)       (17)       (2)
Other current liabilities.......................................                   (687)        90        12
                                                                                   -----      -----      ----
Net cash provided by operating activities.......................                     21        463        61
                                                                                   -----      -----      ----

Net cash flows from investing activities:
Investments in intangible assets................................                     --        (86)      (11)
Cash proceeds from sale of property, vessels and equipment......                    910        782       104
Capital expenditure on property, vessels and equipment..........                 (2,127)    (2,306)     (307)
Purchase of subsidiaries, net of cash acquired..................                     --       (733)      (97)
Proceeds from sale of securities................................                    230      1,655       220
Purchase of securities..........................................                   (718)    (2,193)     (291)
Increase of non-current assets..................................                    (27)       (89)      (12)
Decrease of non-current assets..................................                     37         --        --
Other investing activities......................................                     (6)        (2)       --
                                                                                 -------    -------     -----
Net cash used in investing activities...........................                 (1,701)    (2,972)     (394)
                                                                                 -------    -------     -----

Net cash flows from financing activities:
Proceeds from issuance of debt..................................                    172      1,814       241
Principal payments on debt......................................                 (1,582)      (236)      (31)
Net change in borrowings on line-of-credit agreements...........                    988        557        74
New capitalized lease obligations...............................                  1,170         --        --
Principle payments capital lease obligations....................                    (29)       (22)       (3)
Net change in restricted cash accounts..........................                     (7)       (20)       (3)
Other financing activities......................................                   (136)       (14)       (2)
                                                                                 -------    -------     -----
Net cash provided by financing activities.......................                    576      2,079       276
                                                                                 -------    -------     -----

Effect of exchange rate changes on cash and cash equivalents....                     16         16         2
                                                                                 -------    -------     -----

Net change in cash and cash equivalents.........................                 (1,088)      (414)      (55)

Cash and cash equivalents at beginning of period................                  2,100      1,718       228
                                                                                 -------    -------     -----
Cash and cash equivalents at end of period......................                  1,012      1,304       173
                                                                                 =======    =======     =====

                     Stena AB and Consolidated Subsidiaries


              Notes to Condensed Consolidated Financial Statements

Note 1  Basis of presentation

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three or six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on June 30, 2004 of $1 = SEK 7.5250.


Note 2  Segment information


                                                             Three month periods         Six month periods
(SEK in millions)                                                  ended June 30,           ended June 30,
                                                              2003          2004          2003         2004
                                                              ----          ----          ----         ----

Income from operations:
Ferry operations....................................           171           165          (101)          (4)
Drilling............................................             9           (40)           27          (80)
Shipping:   Roll-on/Roll-off vessels................           (20)           27           (24)          35
         Crude oil tankers..........................            71           113           164          361
         Other shipping.............................            --            (6)           (5)          (9)
         Net gain on sale of vessels................             5           199            65          265
                                                              -----         ----          ----         ----
      Total shipping................................            56           333           200          652
Property............................................           103           111           196          197
         Net gain on sale of properties.............            66            37            64           57
                                                              -----         ----          ----         ----
         Total property.............................           169           148           260          254
Other...............................................           (27)          (44)          (58)         (82)
                                                              -----         ----          ----         ----
Total...............................................           378           562           328          740
                                                              -----         ----          ----         ----

                                                             Three month periods         Six month periods
                                                                   ended June 30,           ended June 30,
                                                              2003          2004          2003         2004
                                                              ----          ----          ----         ----

Depreciation and amortization:
Ferry operations....................................           196           200           390           398
Drilling............................................           169           150           341           291
Shipping:   Roll-on/Roll-off vessels................            28            20            55            43
            Crude oil tankers.......................             7            18            14            28
            Other shipping..........................            --             2             2             3
                                                              -----         ----          ----         ----
            Total shipping..........................            35            40            71            74
Property............................................            18            18            35            34
Other...............................................             1            14             2            16
                                                              -----         ----          ----         ----
Total...............................................           419           422           839           813
                                                              -----         ----          ----         ----

         The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004:
RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the three months ended June 30, 2004 by approximately SEK 54 million and in the six months ended June 30, 2004 by approximately SEK 111 million.

                     Stena AB and Consolidated Subsidiaries


              Notes to Condensed Consolidated Financial Statements


                                                           Six month periods
                                                             ended June 30,
                                                           2003          2004
                                                           ----          ----

Capital expenditures:
Ferry operations....................................      1,299           563
Drilling............................................        205           269
Shipping: Roll-on/Roll-off vessels..................        299           343
         Crude oil tankers..........................        117           878
         Other shipping.............................          2             7
                                                          -----         -----
         Total shipping.............................        418         1,228
Property............................................        201           235
Other...............................................          4            11
                                                          -----         -----
Total...............................................      2,127         2,306
                                                          -----         -----

         In addition, investments of approximately SEK 587 million have been made in properties through the acquisition of companies.


Note 3  Intangible assets

         Intangible assets in 2004 include the goodwill acquired in connection with the acquisition of the flower business "Blomsterlandet" and a ferry route from P&O. This goodwill is amortized over 10 and 7 years, respectively. In addition, as of January 1, 2004, investments in major new IT systems are treated as intangible assets. Because of this change, net assets of SEK 126 million have been reclassified from equipment to intangible assets.


Note 4  Affiliated companies

         On May 13, 2004, the Company's investment in the property company Bostads AB Drott ("Drott"), which is listed on the Stockholm Stock Exchange, was increased to 29.3%. As of this date, the investment in Drott was transferred from marketable securities to investment in affiliated companies and accounted for under the equity method whereby the Company records its share of the results of Drott's operations and eliminates any dividends received and inter-company results. As a consequence of further acquisitions in July 2004, Drott will be consolidated as a subsidiary as of July 29, 2004, when the Company had acquired more than 50% of Drott's shares.


Note 5  Stockholders' Equity

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2003 to June 30, 2004 are as follows:

                                                                                         Total
                                             Capital  Restricted   Unrestricted   stockholders'
                                               stock    reserves       reserves          equity
                                               -----    --------       --------          ------
(SEK in millions)

Balance at December 31, 2003.............        5           583        10,882        11,470
Transfers between reserves...............       --          (100)          100            --
Dividend paid............................       --            --           (70)          (70)
Transfer to charitable trust.............       --            --           (10)          (10)
Foreign currency translation adjustments        --             6           148           154
Net income (loss) .......................       --            --           699           699
                                             ------        -----        -------       ------

Balance at June 30, 2004.................        5           489        11,749        12,243
                                             ------        -----        -------       ------


                     Stena AB and Consolidated Subsidiaries


              Notes to Condensed Consolidated Financial Statements


Note 6  US GAAP Information

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

                                                          Six month periods
                                                            ended June 30,
(SEK in millions)                                         2003          2004
                                                          ----          ----

Net income under Swedish GAAP .....................         98           699

Adjustments to reconcile to US GAAP:
Disposal of assets.................................         (2)          (68)
Depreciation of properties.........................        (29)          (33)
Investment subsidies...............................          1             1
Investments in securities..........................       (108)           --
Financial instruments..............................        (37)          571
Purchase accounting Stena Line.....................        (79)          (56)
Business combinations..............................         --             7
Pensions...........................................         25            (1)
Deferred costs.....................................         --             7
Repurchase of capital lease........................         --             1
Others.............................................         12             8
Tax effect of US GAAP adjustments..................          3          (129)
                                                          -----        ------

Net income (loss) under US GAAP....................       (116)        1,007
                                                          ----         -----


                                                         As of         As of
                                                        Dec 31,      June 30,
                                                          2003          2004
                                                          ----          ----

Stockholders' equity under Swedish GAAP ...........     11,470        12,243

Adjustments to reconcile to US GAAP:
Disposal of assets.................................        (85)         (153)
Depreciation of properties.........................       (372)         (405)
Investments in securities..........................        672           626
Investment subsidies...............................        (16)          (15)
Financial instruments..............................        104           675
Purchase accounting Stena Line.....................       (297)         (355)
Business combinations..............................         --             7
Pensions...........................................       (326)         (349)
Deferred costs.....................................        (43)          (35)
Repurchase of capital lease........................        (28)          (27)
Investments in VIEs................................          5            60
Others.............................................        (74)          (68)
Tax effect of US GAAP adjustments..................        (56)         (174)
                                                        ------        ------
Stockholders' equity under US GAAP.................     10,954        12,030
                                                        ------        ------

                     Stena AB and Consolidated Subsidiaries


              Notes to Condensed Consolidated Financial Statements


         Investments in VIEs.

         In December 2002, the Company invested $36.1 million (SEK 272 million) in an entity that was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets (the 2002 VIE). In June 2003 and June 2004, the Company received a total of $6.4 million (SEK 48 million) in dividends from the 2002 VIE. In August 2003, the Company invested an aggregate of $40 million (SEK 301 million) in participating term notes in an entity, formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). In June 2004, the Company invested an additional $9 million (SEK 68 million) in the 2003 VIE.

         Under Swedish GAAP the investments in the VIEs are accounted for in accordance with the equity method. The investments are included in Marketable securities and in Other assets and the share of the results as Other financial income. Under US GAAP, the VIEs are variable interest entities as defined by FASB in FIN 46R for which the Company is deemed to be the primary beneficiary. Accordingly, the VIEs are consolidated for US GAAP purposes. The impact of the consolidation of the VIEs as of June 30, 2004 increased assets by approximately $622 million (SEK 4,694 million) and liabilities by approximately $614 million (SEK 4,634 million).

         The investments in the VIEs are held by an unrestricted subsidiary.

         Business combinations

         Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

         The Company has adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with US GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

         Comprehensive income

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the six month periods ended June 30, 2003 and 2004 was SEK (125) million and SEK 1,157 million, respectively.

                     Stena AB and Consolidated Subsidiaries



                         OPERATING AND FINANCIAL REVIEW

         The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents and sales. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

         The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See Note 6 as above and Note 31 in the Consolidated Financial Statements included in the Company's Form 20-F for the year ended December 31, 2003.


Highlights of the first six months of 2004

         The first of the Panamax tankers ordered from a shipyard in China, the Stena Companion, was delivered in January 2004 and the second Panamax tanker, the Stena Compatriot, was delivered in April 2004. The Company has a 75% interest in these vessels.

         In February 2004, the first product tanker, the Stena Concord, was delivered from a shipyard in Croatia, followed by the Stena Consul in late March. In March 2004, the Company entered into two 10 year charter agreements with Progetra S.A. in Russia for the Stena Arctica and the Stena Antarctica, two of our ice-class Aframax tankers. These vessels are expected to be delivered in 2005 and 2006.

         The ferry vessel Stena Nautica collided with another vessel at sea on its route from Grenaa to Varberg in February 2004. No people were injured but the damage to the ship was significant. The ship returned to operation in June 2004 after completion of repairs. Insurances covered the damages to the vessel but not the loss of business, which was partly transferred to other routes.

         In April 2004, the Company completed its transaction with P&O to acquire the Fleetwood-Larne ferry operation on the Irish Sea including three vessels operating on that route, the Pioneer, the Seafarer and the Leader and two other Ropax vessels, the European Envoy and the European Ambassador. In April 2004, the European Envoy was sold to a third party and the Company nominated a subsidiary of its affiliate Stena Metall to purchase the European Ambassador which the Company then chartered from such subsidiary pursuant to a long-term bareboat charter under the new name Stena Nordica. This vessel began operations on the Karskrona - Gdynia route in early May 2004, replacing the RoPax vessel Stena Traveller, which was sold to a third party.

         The RoRo vessel Chieftain was delivered from a shipyard in Croatia in March 2004 and subsequently sold to Stena Metall. The vessel was chartered back on a long-term bareboat charter under the new name Stena Freighter. The sister vessel Aronte was acquired by the Company in April 2004 and renamed the Stena Carrier. Both vessels are used in the Ferry operations on the freight route Gothenburg - Travemunde.

         In the middle of June 2004, the RoRo vessels Stena Tender and the Stena Timer were sold to third parties. At the end of June 2004, the Svealand, which previously was chartered in, was acquired by the Company. This vessel will continue its charter to Scandlines Danmark AS.

         As of April 1, 2004, the Company acquired properties in the south of Sweden for approximately SEK 587 million. In March to May 2004, properties were acquired in the Netherlands for approximately SEK 205 million. In the first six months of 2004, properties were sold for SEK 107 million, mainly in Sweden.

         In the first quarter of 2004, the Company invested an additional SEK 452 million in the shares of the public property company Drott AB
(publ). Together with prior purchases of shares, the investment aggregated SEK 1,526 million. At the end of March 2004, the shareholders of Drott AB
(publ) approved the distribution to shareholders of a new company, Bostads AB Drott, that would focus on residential properties. As of April 30, 2004, the Company owned approximately 14% of the new residential property company (referred to hereafter as "Drott") and 14% of the existing company, now named Fabege AB, which will focus on commercial properties. On May 13, 2004, the Company sold a portion of its shares in Fabege AB and acquired more shares in Drott. As a result of this transaction and further additional purchases of shares in Drott in June 2004, the Company owned, as of June

                     Stena AB and Consolidated Subsidiaries


30, 2004, approximately 35% of the outstanding shares of Drott, representing an investment of SEK 966 million, and approximately 6.3% of the outstanding shares of Fabege AB, representing an investment of SEK 425 million.

         In April 2004, Stena Adactum acquired the Swedish chain store "Blomsterlandet" in the garden center and flower business for SEK 172 million, out of which SEK 26 million is to be paid in 2009.


SUBSEQUENT EVENTS

         In July 2004, the Company made a tender offer to the shareholders of Drott to acquire all their outstanding shares at a price of SEK 150 per share. At the end of the offer in the middle of August 2004, a total of 94.7% of the shares had been acquired, representing a total investment of SEK 2,944 million. Having reached more than a 90% equity interest, the remaining shares will be acquired through a normal legal procedure. Drott will be consolidated as a subsidiary as of July 29, when more than 50% of the shares had been acquired.


Currency effects

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, euro, Norwegian kronor and Danish kronor. Approximately 25% of the Company's total revenues are generated in US dollars while approximately 40% of the Company's total revenues are generated in SEK. Approximately 20% of the Company's total expenses are incurred in US dollars while approximately 50% of the Company's total expenses are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:


Average rates                April-June   April-June      Change        Jan-June      Jan-June        Change
-------------                      2003         2004                        2003          2004
                                   ----         ----                        ----          ----


US$......................          8.07         7.35         (9%)           8.31          7.47          (10%)
British pound............         13.05        13.51          4%           13.38         13.61            2%
euro.....................          9.14         9.19          1%            9.16          9.17           --

Closing rates                                                       December 31,      June 30,        Change
                                                                            2003          2003
                                                                            ----          ----

US$.............................................................          7.2750        7.5475            4%
British pound...................................................         12.9125       13.6325            6%
euro............................................................          9.0940        9.1330           --

                     Stena AB and Consolidated Subsidiaries


        THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED
                                 JUNE 30, 2003

Revenues

         Total revenues increased SEK 706 million, or 20%, in the three months ended June 30, 2004 to SEK 4,286 million from SEK 3,580 million in the three months ended June 30, 2003, primarily as a result of the newly acquired garden center and flower business and increased revenues in the shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the three months ended June 30, 2004 were adversely affected by the increase of the average exchange rate of the SEK with respect to the US dollar, partly offset by the decrease of the SEK with respect to the British pound and the euro.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 69 million, or 3%, in the three months ended June 30, 2004 to SEK 2,344 million from SEK 2,275 million in the three months ended June 30, 2003, due to increased volumes in all principal business activities - travel, onboard sales and, in particular, freight and partly due to the weakening of the SEK against the British pound and the euro.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 38 million, or (9)%, in the three months ended June 30, 2004 to SEK 366 million from SEK 404 million in the three months ended June 30, 2003, mainly due to the offhire in 2004 of the Stena Dee, as well as the increase of the SEK with respect to the US dollar.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 153 million, or 26%, in the three months ended June 30, 2004 to SEK 743 million from SEK 590 million in the three months ended June 30, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 35 million to SEK 105 million from SEK 70 million, or 50%, principally due to the deliveries of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003, partly offset by the increase of the SEK with respect to the US dollar. Revenues from crude oil tankers increased SEK 119 million, or 24%, in the three months ended June 30, 2004 to SEK 610 million from SEK 491 million in the three months ended June 30, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. In the three months ended June 30, 2004, an average of 29 tankers were operated, compared to an average of 22 tankers in the three months ended June 30, 2003.

         Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2004, the Company recorded gains of SEK 199 million on the sale of the RoRo vessels Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy. In the three months ended June 30, 2003, the Company recorded gains of SEK 5 million mainly related to the sale of the RoRo vessel Oihonna.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 7 million, or 3%, in the three months ended June 30, 2004 to SEK 242 million from SEK 235 million in the three months ended June 30, 2003.

         Net Gain (Loss) on Sale of Properties. In the three months ended June 30, 2004, gains of SEK 37 million were recorded on the sale of properties. In the three months ended June 30, 2003, gains of SEK 66 million were recorded on the sale of properties.

         Other. Other revenues relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.

                     Stena AB and Consolidated Subsidiaries


Direct operating expenses

         Total direct operating expenses increased SEK 460 million, or 19%, in the three months ended June 30, 2004 to SEK 2,867 million from SEK 2,407 million in the three months ended June 30, 2003, as a result of costs in the newly acquired garden center and flower business, increased operating expenses in drilling and shipping operations, the effects of the decrease of the SEK with respect to the British pound and the euro, offset partly by the increase of the SEK with respect to the US dollar.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 65 million, or 4%, in the three months ended June 30, 2004 to SEK 1,734 million from SEK 1,669 million in the three months ended June 30, 2003, mainly due to the decrease of the SEK with respect to the British pound and the euro and increased costs. Direct operating expenses for ferry operations for the three months ended June 30, 2004 was 74% of revenues, as compared to 73% for the three months ended June 30, 2003.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 28 million, or 15%, in the three months ended June 30, 2004 to SEK 221 million from SEK 193 million in the three months ended June 30, 2003, mainly due to increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don, mainly relating to prior periods, and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in 2003, partly offset by the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended June 30, 2004 were 60% of drilling revenues as compared to 48% for the three months ended June 30, 2003, mainly reflecting decreased revenues due to the offhire of the Stena Dee.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 65 million, or 15%, in the three months ended June 30, 2004 to SEK 507 million from SEK 442 million in the three months ended June 30, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 3 million, or 6%, in the three months ended June 30, 2004 to SEK 53 million from SEK 50 million in the three months ended June 30, 2003, mainly due to the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003. Direct operating expenses associated with crude oil tankers increased SEK 57 million, or 15%, to SEK 447 million from SEK 390 million, mainly due to increased costs resulting from a larger fleet, including deliveries of our new tankers in the first quarter of 2004, and higher rates for our chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended June 30, 2004 were 73% of revenues, as compared to 79% for the three months ended June 30, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 7 million, or 7%, in the three months ended June 30, 2004 to SEK 96 million from SEK 103 million in the three months ended June 30, 2003, mainly due to reduced maintenance costs. Direct operating expenses from property operations in the three months ended June 30, 2004 were 40% of property revenues, as compared to 44% for the three months ended June 30, 2003.

         Other. Other direct operating expenses relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.


Selling and administrative expenses

         Selling and administrative expenses increased SEK 59 million, or 16%, in the three months ended June 30, 2004 to SEK 435 million from SEK 376 million in the three months ended June 30, 2003, mainly due to additional pension costs, increased expenses in the crude oil and property segments and costs in the garden center and flower business, acquired as of January 1, 2004.

                     Stena AB and Consolidated Subsidiaries


Depreciation and amortization

         The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004:
RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the three months ended June 30, 2004 by approximately SEK 54 million.

         Depreciation and amortization charges increased SEK 3 million, or 1%, in the three months ended June 30, 2004 to SEK 422 million from SEK 419 million in the three months ended June 30, 2003, mainly due to increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels and to depreciation related to the garden center and flower business, acquired as of January 1, 2004, partly offset by the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars.


Share of affiliated companies' results

         Share of affiliated companies' results in the three months ended June 30, 2004 refer to the Company's portion of Drott's results.


Financial income and expense, net

         Financial income and expense, net improved by SEK 240 million in the three months ended June 30, 2004 to SEK 109 million from SEK (131) million in the three months ended June 30, 2003.

         Net gain (loss) on securities in the three months ended June 30, 2004 amounted to SEK 195 million, of which a gain of SEK 210 million related to realized gains on the sale of shares in the property company Fabege AB and a loss of SEK (14) million related to unrealized losses on securities. Net gain
(loss) on securities in the three months ended June 30, 2003 was SEK 61 million.

         Interest income in the three months ended June 30, 2004 increased SEK 7 million to SEK 27 million from SEK 20 million in the three months ended June 30, 2003.

         Interest expense for the three months ended June 30, 2004 increased SEK 3 million to SEK (229) million from SEK (226) million for the three months ended June 30, 2003, mainly due to increased borrowings as a consequence of investments in vessels, properties, securities and the garden center and flower business, partly offset by the increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally.

         During the three months ended June 30, 2004, the Company had foreign exchange gains, net of SEK 2 million consisting of gains of SEK 3 million from currency trading and losses of SEK (1) million from translation differences. In the three months ended June 30, 2003, the Company had no net gains/(losses) on foreign exchange.

         Other financial income (expense) of SEK 88 million for the three months ended June 30, 2004 includes SEK 75 million related to the Company's share of the results of two investments in VIEs together with net proceeds of SEK 23 million relating to a gain on cancellation of a financial instrument entered into in connection with a proposed debt offering that did not materialize, offset by normal bank fees and the amortization of deferred financing charges for the 95/8% Senior Notes due 2012, the 7 1/2 % Senior Notes due 2013, the revolving credit facilities and capital lease obligations. Other financial income (expense) of SEK (23) million for the three months ended June 30, 2003 related to bank fees and deferred finance charges, including the remaining balance of the deferred costs for the 1995 Senior Notes, which were fully repaid in January 2003.


Income taxes

         Income taxes for the three months ended June 30, 2004 were SEK (144) million, consisting of current taxes of SEK (12) million and deferred taxes of SEK (132) million. Income taxes for the three months ended June 30, 2003 were SEK (14) million, consisting of net current taxes of SEK (8) million and deferred taxes of SEK (6) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                     Stena AB and Consolidated Subsidiaries


          SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED
                                 JUNE 30, 2003

Revenues

         Total revenues increased SEK 912 million, or 14%, in the six months ended June 30, 2004 to SEK 7,363 million from SEK 6,451 million in the six months ended June 30, 2003, primarily as a result of the newly acquired garden center and flower business and increased revenues in the shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the six months ended June 30, 2004 were adversely affected by the increase of the average exchange rate of the SEK with respect to the US dollar, partly offset by the decrease of the SEK with respect to the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 115 million, or 3%, in the six months ended June 30, 2004 to SEK 3,967 million from SEK 3,852 million in the six months ended June 30, 2003, due to increased volumes in all principal business activities - travel, onboard sales and, in particular, freight and partly due to the weakening of the SEK against the British pound.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 137 million, or (16)%, in the six months ended June 30, 2004 to SEK 707 million from SEK 844 million in the six months ended June 30, 2003, mainly due to the offhire in 2004 of the Stena Dee, as well as the increase of the SEK with respect to the US dollar.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 386 million, or 33%, in the six months ended June 30, 2004 to SEK 1,540 million from SEK 1,154 million in the six months ended June 30, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 74 million to SEK 197 million from SEK 123 million, or 60%, principally due to the deliveries of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by the increase of the SEK with respect to the US dollar. Revenues from crude oil tankers increased SEK 308 million, or 31%, in the six months ended June 30, 2004 to SEK 1,291 million from SEK 983 million in the six months ended June 30, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar. In the six months ended June 30, 2004, an average of 29 tankers were operated, compared to an average of 24 tankers in the six months ended June 30, 2003.

         Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2004, the Company recorded gains of SEK 265 million on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy. In the six months ended June 30, 2003, the Company recorded gains of SEK 65 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel Oihonna.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 5 million, or 1%, in the six months ended June 30, 2004 to SEK 472 million from SEK 467 million in the six months ended June 30, 2003.

         Net Gain (Loss) on Sale of Properties. In the six months ended June 30, 2004, gains of SEK 57 million were recorded on the sale of properties. In the six months ended June 30, 2003, gains of SEK 64 million were recorded on the sale of properties.

         Other. Other revenues relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.


Direct operating expenses

         Total direct operating expenses increased SEK 457 million, or 10%, in the six months ended June 30, 2004 to SEK 5,007 million from SEK 4,550 million in the six months ended June 30, 2003, as a result of costs in the newly acquired garden center and flower business, increased operating expenses in drilling and shipping operations, the effects of the decrease of the SEK with respect to the British pound, offset partly by the increase of the SEK with respect to the US dollar.

                     Stena AB and Consolidated Subsidiaries


         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 9 million in the six months ended June 30, 2004 to SEK 3,102 million from SEK 3,093 million in the six months ended June 30, 2003, mainly due to the decrease of the SEK with respect to the British pound, offset by reduced costs. Direct operating expenses for ferry operations for the six months ended June 30, 2004 was 78% of revenues, as compared to 80% for the six months ended June 30, 2003.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 16 million, or 4%, in the six months ended June 30, 2004 to SEK 430 million from SEK 414 million in the six months ended June 30, 2003, mainly due to increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don, mainly relating to prior periods, and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in 2003, partly offset by the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the six months ended June 30, 2004 were 61% of drilling revenues as compared to 49% for the six months ended June 30, 2003, mainly reflecting decreased revenues due to the offhire of the Stena Dee.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 127 million, or 15%, in the six months ended June 30, 2004 to SEK 960 million from SEK 833 million in the six months ended June 30, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 31 million, or 43%, in the six months ended June 30, 2004 to SEK 103 million from SEK 72 million in the six months ended June 30, 2003, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 and the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003. Direct operating expenses associated with crude oil tankers increased SEK 88 million, or 12%, to SEK 845 million from SEK 757 million, mainly due to increased costs resulting from a larger fleet, including deliveries of our new tankers in the first quarter of 2004, and higher rates for our chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the six months ended June 30, 2004 were 65% of revenues, as compared to 77% for the six months ended June 30, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 4 million, or 2%, in the six months ended June 30, 2004 to SEK 206 million from SEK 210 million in the six months ended June 30, 2003, mainly due to reduced maintenance costs. Direct operating expenses from property operations in the six months ended June 30, 2004 were 44% of property revenues, as compared to 45% for the six months ended June 30, 2003.

         Other. Other direct operating expenses relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.

Selling and administrative expenses

         Selling and administrative expenses increased SEK 69 million, or 9%, in the six months ended June 30, 2004 to SEK 803 million from SEK 734 million in the six months ended June 30, 2003, mainly due to additional pension costs, increased expenses in the crude oil and property segments and costs in the garden center and flower business, acquired as of January 1, 2004.

Depreciation and amortization

The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004:
RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for

                     Stena AB and Consolidated Subsidiaries


certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the six months ended June 30, 2004 by approximately SEK 111 million.

         Depreciation and amortization charges decreased SEK 26 million, or 3%, in the six months ended June 30, 2004 to SEK 813 million from SEK 839 million in the six months ended June 30, 2003, mainly due to the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels and to depreciation related to the garden center and flower business, acquired as of January 1, 2004.

Share of affiliated companies' results

         Share of affiliated companies' results in the six months ended June 30, 2004 refer to the Company's portion of Drott's results.

Financial income and expense, net

         Financial income and expense, net improved by SEK 353 million in the six months ended June 30, 2004 to SEK 77 million from SEK (276) million in the six months ended June 30, 2003.

         Net gain (loss) on securities in the six months ended June 30, 2004 amounted to SEK 272 million, of which a gain of SEK 210 million related to realized gains on the sale of shares in the property company Fabege AB and a gain of SEK 66 million from other realized gains on securities. Net gain (loss) on securities in the six months ended June 30, 2003 was SEK 49 million.

         Interest income in the six months ended June 30, 2004 amounted to SEK 47 million, the same as in the six months ended June 30, 2003.

         Interest expense for the six months ended June 30, 2004 decreased SEK 25 million to SEK (430) million from SEK (455) million for the six months ended June 30, 2003. Interest expense decreased mainly due to an increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally, partly offset by increased borrowings as a consequence of investments in vessels, properties, securities and the garden center and flower business.

         During the six months ended June 30, 2004, the Company had foreign exchange gains, net of SEK 9 million consisting of gains of SEK 18 million from currency trading and losses of SEK (9) million from translation differences. In the six months ended June 30, 2003, the Company had foreign exchange gains, net of SEK 2 million whereof gains of SEK 10 million from currency trading and losses of SEK (8) million from translation differences.

         Other financial income (expense) of SEK 149 million for the six months ended June 30, 2004 includes SEK 73 million relating to the amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 105/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the six months ended June 30, 2004 was SEK 76 million, including SEK 75 million related to the Company's share of the results of two investments in VIEs together with net proceeds of SEK 23 million relating to a gain on cancellation of a financial instrument entered into in connection with a proposed debt offering that did not materialize, offset by normal bank fees and the amortization of deferred financing charges for the 95/8% Senior Notes due 2012, the 7 1/2 % Senior Notes due 2013, the revolving credit facilities and capital lease obligations. Other financial income (expense) of SEK 42 million for the six months ended June 30, 2003 includes SEK 97 million of released provisions relating to the excess value for Stena Line Senior Notes and SEK (55) million of bank fees and deferred finance charges, including the remaining balance of the deferred costs for the 1995 Senior Notes, which were fully repaid in January 2003.

Income taxes

         Income taxes for the six months ended June 30, 2004 were SEK (124) million, consisting of current taxes of SEK (20) million and deferred taxes of SEK (104) million. Income taxes for the six months ended June 30, 2003 were SEK 44 million, consisting of net current taxes of SEK (16) million and deferred taxes of SEK 60 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                     Stena AB and Consolidated Subsidiaries


Liquidity and Capital Resources

         The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and
(iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2004, the Company had total cash and marketable securities of SEK 4,340 million as compared with SEK 4,568 million at December 31, 2003.

         For the six months ended June 30, 2004, cash flows provided by operating activities amounted to SEK 463 million as compared to SEK 21 million in the first six months ended June 30, 2003. For the six months ended June 30, 2004, cash flows used in investing activities amounted to SEK (2,972) million, of which SEK (2,306) million related to capital expenditures and SEK (733) million to companies acquired. For the six months ended June 30, 2003, cash flows used in investing activities amounted to SEK (1,701) million. Capital expenditures during this period were SEK (2,127) million. Total construction in progress as of June 30, 2004 was SEK 238 million as compared to SEK 589 million at December 31, 2003. Cash flows provided by financing activities for the six months ended June 30, 2004 amounted to SEK 2,079 million in 2004, mainly relating to proceeds from new debt and drawings under the revolving credit facilities. For the six months ended June 30, 2003, cash flows provided by financing activities amounted to SEK 576 million.

         Total interest bearing debt as of June 30, 2004 amounted to SEK 17,226 million as compared with SEK 14,826 million at December 31, 2003. The increase in debt relates to the weakening of the closing rate of the SEK against the US dollar, the British pound and the euro together with new borrowings for the acquisition of further shares in Drott, properties and eight vessels, out of which four were tankers and four were ferries acquired from P&O, partly offset by the proceeds of the sales of the Stena Tender, Stena Timer and Stena Traveller and from the sale of properties.

         As of June 30, 2004, the Company had two revolving credit facilities. The $600 million revolving credit facility from 2002 matures in November 2007. As of June 30, 2004, $334 million was outstanding under this facility and $14 million was used for issuing bank guarantees. As of December 31, 2003, $330 million was outstanding under this facility and $14 million was used for issuing bank guarantees. The $275 million revolving credit facility from 2001 has been reduced in accordance with its terms to $215 million and matures in September 2006. As of June 30, 2004, $145 million was outstanding under this facility. As of December 31, 2003, $150 million was outstanding under this facility.

         Our remaining capital expenditure commitment for newbuildings on order as of June 30, 2004 was SEK 1,416 million, all of which is due in 2005 and 2006. We plan on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

         We believe that, based on current levels of operating performance and anticipated market conditions, our cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on our debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.


OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

         Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment and the Company's investment in certain financial fixed assets through its subsidiaries Stena Adactum AB and Simplon Ltd. However, the subsidiary in the property business segment holding the Drott shares was acquired by the Restricted group as of June 28, 2004. The Company issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 and $175 million 7 1/2% Senior Notes due 2013 on November 24, 2003 (collectively, the "Notes"). For purposes of the Indentures under which the Notes were issued (the "Indentures"), the subsidiaries in the property operations (except the subsidiary which holds the Drott shares) plus the Stena Adactum group and Simplon Ltd are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures.

         The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.


                     Stena AB and Consolidated Subsidiaries


          Condensed Consolidated Income Statements - Restricted group


                                                                               Three month periods ended
                                                                          June 30, 2003       June 30, 2004
                                                                                    SEK       SEK         $
                                                                                   (in millions)


Revenues:
Ferry operations................................................                  2,275      2,344       312
Drilling........................................................                    404        366        49
Shipping........................................................                    590        743        99
         Net gain on sale of vessels............................                      5        199        26
                                                                                 ------     ------     -----
         Total shipping.........................................                    595        942       125
Other...........................................................                      3          2        --
                                                                                 ------     ------     -----
Total revenues..................................................                  3,277      3,654       486
                                                                                 ------     ------     -----

Direct operating expenses:
Ferry operations................................................                 (1,669)    (1,734)     (231)
Drilling........................................................                   (193)      (221)      (29)
Shipping........................................................                   (442)      (507)      (67)
Other...........................................................                     (2)        (1)       --
                                                                                 -------     ------     -----
Total direct operating expenses.................................                 (2,306)    (2,463)     (327)
                                                                                 -------     ------     -----

Selling and administrative expenses.............................                   (365)      (406)      (54)
Depreciation and amortization...................................                   (402)      (393)      (53)
                                                                                 -------     ------     -----
Total operating expenses........................................                 (3,073)    (3,262)     (434)
                                                                                 -------     ------     -----
Income from operations..........................................                    204        392        52
                                                                                 -------     ------     -----
Share of affiliated companies' results..........................                     --          8         1
                                                                                 -------     ------     -----
Financial income and expense:
Dividends received..............................................                     14          5         1
Gain (loss) on securities, net..................................                     64        (15)       (2)
Interest income.................................................                     10         37         5
Interest expense................................................                   (141)      (152)      (20)
Foreign exchange gains (losses), net............................                     --          2        --
Other financial income (expense), net...........................                    (21)        14         2
                                                                                 -------     ------     -----

Total financial income and expense..............................                    (74)      (109)      (14)
                                                                                 -------     ------     -----
Minority interest...............................................                      1         (2)       --

Income (loss) before taxes......................................                    131        289        39

Income taxes....................................................                     (8)       (59)       (8)
                                                                                 -------     ------     -----
Net income......................................................                    123        230        31
                                                                                 -------     ------     -----



                                            Stena AB and Consolidated Subsidiaries



                                  Condensed Consolidated Income Statements - Restricted group

                                                                                Six month periods ended
                                                                          June 30, 2003       June 30, 2004
                                                                                    SEK       SEK         $
                                                                                   (in millions)


Revenues:
Ferry operations................................................                  3,852      3,967       527
Drilling........................................................                    844        707        94
Shipping........................................................                  1,154      1,540       205
         Net gain on sale of vessels............................                     65        265        35
                                                                                 ------     ------      ----
        Total shipping..........................................                  1,219      1,805       240
Other...........................................................                      6          3        --
                                                                                 ------     ------      ----
Total revenues..................................................                  5,921      6,482       861
                                                                                 ------     ------      ----

Direct operating expenses:
Ferry operations................................................                 (3,093)    (3,102)     (412)
Drilling........................................................                   (414)      (430)      (57)
Shipping........................................................                   (833)      (960)     (128)
Other...........................................................                     (5)        (2)       --
                                                                                --------    -------     -----
Total direct operating expenses.................................                 (4,345)    (4,494)     (597)
                                                                                --------    -------     -----
Selling and administrative expenses.............................                   (708)      (753)     (100)
Depreciation and amortization...................................                   (805)      (768)     (102)
                                                                                --------    -------     -----
Total operating expenses........................................                 (5,858)    (6,015)     (799)
                                                                                --------    -------     -----

Income from operations..........................................                     63        467        62
                                                                                --------    -------     -----
Share of affiliated companies' results..........................                     --          8         1
                                                                                --------    -------     -----

Financial income and expense:
Dividends received..............................................                     14          6         1
Gain (loss) on securities, net..................................                     95          8         1
Interest income.................................................                     34         68         9
Interest expense................................................                   (294)      (284)      (38)
Foreign exchange gains (losses), net............................                      2          9         1
Other financial income (expense), net...........................                     42         76        10
                                                                                --------    -------     -----
Total financial income and expense..............................                   (107)      (117)      (16)
                                                                                --------    -------     -----
Minority interest...............................................                      2         (2)       --

Income (loss) before taxes......................................                    (42)       356        47

Income taxes....................................................                     54        (46)       (6)
                                                                                --------    -------     -----
Net income......................................................                     12        310        41
                                                                                ========    =======     ======


                                Stena AB and Consolidated Subsidiaries

                       Condensed Consolidated Balance Sheets - Restricted Group

                                                                        December 31, 2003     June 30, 2004
                                                                                    SEK       SEK         $
                                                                                   (in millions)
                                     ASSETS


Noncurrent assets:
Intangible assets...............................................                     11        215        29
Tangible fixed assets:
  Vessels.......................................................                 13,208     14,725     1,957
  Construction in progress......................................                    589        238        32
  Equipment.....................................................                    592        581        77
  Property......................................................                  1,538      1,565       208
                                                                                -------     ------     -----
Total tangible fixed assets.....................................                 15,927     17,109     2,274
Financial fixed assets:
  Investment in affiliated companies............................                     --        966       128
  Marketable securities.........................................                    315      1,050       139
  Other assets..................................................                  2,538      2,807       373
                                                                                -------     ------     -----
Total noncurrent assets.........................................                 18,791     22,147     2,943
                                                                                -------     ------     -----
Current assets:
  Inventories...................................................                    235        297        39
  Trade debtors.................................................                    883      1,198       159
  Other receivables.............................................                    655        819       109
  Intercompany accounts.........................................                  1,522        999       133
  Prepaid expenses and accrued income...........................                    856      1,156       154
  Short-term investments........................................                    327        644        86
  Cash and cash equivalents.....................................                  1,623      1,192       158
                                                                                -------     ------     -----
Total current assets............................................                  6,101      6,305       838
                                                                                -------     ------     -----
Total assets....................................................                 24,892     28,452     3,781
                                                                                =======     ======     =====

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,528     11,798     1,567
                                                                                -------     ------     -----
Total stockholders' equity......................................                 11,533     11,803     1,568
                                                                                -------     ------     -----

Provisions:
   Deferred income taxes........................................                    838        983       131
   Other........................................................                    183        114        15
                                                                                -------     ------     -----
Total provisions................................................                  1,021      1,097       146
                                                                                -------     ------     -----

Noncurrent liabilities:
   Long-term debt...............................................                  5,551      6,573       873
   Senior notes.................................................                  2,699      2,823       375
   Capitalized lease obligations................................                  1,329      1,353       180
   Other noncurrent liabilities.................................                    145        123        17
                                                                                -------     ------     -----
Total noncurrent liabilities....................................                  9,724     10,872     1,445
Current liabilities:
   Short-term debt..............................................                    313        333        44
   Capitalized lease obligations................................                     44         42         6
   Trade accounts payable.......................................                    357        535        71
   Income tax payable...........................................                     28         24         3
   Other........................................................                    296        377        50
   Intercompany accounts........................................                     --      1,247       166
   Accrued costs and prepaid income.............................                  1,576      2,122       282
                                                                                -------     ------     -----
Total current liabilities.......................................                  2,614      4,680       622
                                                                                -------     ------     -----
Total stockholders' equity and liabilities......................                 24,892     28,452     3,781
                                                                                =======     =======    =====



                     Stena AB and Consolidated Subsidiaries


       Condensed Consolidated Statements of Cash Flow - Restricted Group

                                                                                Six month periods ended
                                                                            June 30, 2003      June 30, 2004
                                                                                    SEK        SEK         $
                                                                                       (in millions)


Net cash flows from operating activities:
Net income......................................................                     12        310        41
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                    805        768       102
Share of affiliated companies' results..........................                     --         (8)       (1)
(Gain)/loss on sale of property, vessels and equipment..........                    (65)      (265)      (35)
(Gain)/loss on securities, net..................................                    (95)        (8)       (1)
Unrealized foreign exchange (gains) losses......................                    (65)      (156)      (21)
Deferred income taxes...........................................                    (69)        28         4
Minority interest...............................................                     (2)         2        --
Other non cash items............................................                     57        (47)       (6)
Net cash flows from trading securities..........................                    (18)      (273)      (36)
Changes in working capital......................................                   (162)       433        57
                                                                                --------    ------     ------
Net cash provided by operating activities.......................                    398        784       104
                                                                                --------    ------     ------

Net cash flows from investing activities:
Investments in intangible assets................................                     --        (86)      (11)
Cash proceeds from sale of property, vessels and equipment......                    690        674        90
Capital expenditure on property, vessels and equipment..........                 (1,926)    (2,064)     (274)
Proceeds from sale of securities................................                    230         71         9
Purchase of securities..........................................                   (469)      (375)      (50)
Increase of non-current assets..................................                    (17)       (67)       (9)
Decrease of non-current assets..................................                     37         --        --
Other investing activities......................................                   (156)      (177)      (24)
                                                                                --------    ------     ------
Net cash used in investing activities...........................                 (1,611)    (2,024)     (269)
                                                                                --------    ------     ------

Net cash flows from financing activities:
Proceeds from issuance of debt..................................                     --      1,017       135
Principal payments on debt......................................                 (1,480)      (202)      (27)
Net change in borrowings on line-of-credit agreements...........                    756         31         4
New capitalized lease obligations...............................                  1,170         --        --
Principle payments capital lease obligations....................                    (29)       (22)       (3)
Net change in restricted cash accounts..........................                     (7)       (20)       (3)
Other financing activities......................................                   (136)       (10)       (1)
                                                                                --------    ------     ------
Net cash provided by financing activities.......................                    274        794       105
                                                                                --------    ------     ------
Effect of exchange rate changes on cash and cash equivalents....                     16         15         2
                                                                                --------    ------     ------
Net change in cash and cash equivalents.........................                   (923)      (431)      (58)

Cash and cash equivalents at beginning of period................                  1,880      1,623       216
                                                                                --------    ------     ------
Cash and cash equivalents at end of period......................                    957      1,192       158
                                                                                ========    =======    ======

                   Stena AB and Consolidated Subsidiaries


                         Other data - Restricted Group



                                                Six month periods ended
                                             June 30, 2003   June 30, 2004
                                                     SEK      SEK       $
                                                         (in millions)


Adjusted EBITDA............................          904     1,295    172


         Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. The Company has included information concerning Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indentures governing the Senior Notes due 2012 and 2013. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in the condensed consolidated financial statements included elsewhere herein.

         The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:

                                                              Six month periods ended
                                                          June 30, 2003     June 30, 2004
                                                                    SEK     SEK          $
                                                                     (in millions)


Income from operations....................................        63        467         62
Adjustments:
Interest income...........................................        34         68          9
Depreciation and amortization.............................       805        768        102
Minority interest.........................................         2         (2)        --
Excess gains on vessel dispositions.......................        --         (6)        (1)

Adjusted EBITDA...........................................       904      1,295        172
Adjustments:
Remaining gain on sale of property, vessels  & equipment..        --       (259)       (34)
Net cash flows from trading securities....................       (18)      (273)       (36)
Interest expense..........................................      (294)      (284)       (38)
Foreign exchange (gains)/losses...........................       (63)      (147)       (20)
Other non cash items......................................        57        (47)        (6)
Changes in working capital................................      (162)       433         57
Other items...............................................       (26)        66          9

Cash flow from operating activities.......................       398        784        104
